SPECIAL MEETING OF SHAREHOLDERS
On December 15, 2005, a special meeting of shareholders of the Gateway Fund, a series of The Gateway Trust, was held at which a new management agreement between the Fund and the Gateway Investment Advisers, L.P. was approved for a two-year period ending December 31, 2007, and may be continued for successive one-year periods if approved at least annually in a manner required by the Investment Company Act of 1940 and the rules and regulations thereunder. The selection of Ernst & Young LLP as the independent registered public accounting firm for the Gateway Trust for the fiscal year ending December 31, 2005, was also ratified.
The results of the voting were as follows:

Approval of new investment management agreement:	For	44,611,984.000
		Against	509,893.630
		Abstain	554,152.500
		Broker Non-vote	12,571,007.000

Ratification of the selection of Ernst & Young LLP:	For	56,628,744.780
		Against	1,330,178.610
		Abstain	288,113.740